Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 18, DATED JANUARY 15, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 18 to you in order to supplement our prospectus. This supplement, dated January 15, 2003 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 18 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 17 dated January 2, 2003, Supplement No. 16 dated December 23, 2002, Supplement No. 15 dated December 19, 2002 and Supplement No. 14 dated December 6, 2002 (Supplement No. 14 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and November 27, 2002), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since January 2, 2003, the date of our last supplement. We purchased these properties from an unaffiliated third party.

		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 01/13/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Eckerd Drug Store Package of 19 Stores	SU	1999/2000	1/8/03	59,775,000 (1)	210,906	100	19	Eckerd Drug Store

  Millersport Highway,  Amherst, NY
  Broadway and Bailey,  Buffalo, NY
  Genesee and Pine Ridge,  Cheektowaga, NY
  Central and Millard Fillmore, Dunkirk, NY
  Old Freeport Road and Pillow,  Cheswick, PA
  Rte. 119 and York,  Connellsville, PA
  26th and Parade,  Erie, PA
  6th and Parade,  Erie, PA
  12th and Pittsburgh,  Erie, PA
  26th and Sterrettania,  Millcreek, PA
  Peach and Zimmerly,  Millcreek, PA
  Eastway Plaza,  Harborcreek,PA
  Rte. 22 and Center,  Monroeville, PA
  Monroeville and Jamison,   Monroeville, PA
  Washington and Jefferson,  New Castle, PA
  Rte. 130 and Pleasant Valley,  Penn, PA
  Rte. 51 and Rte 88,   Pittsburgh, PA
  Rte. 286 and Old Frankstown,  Plum, PA
  Rte. 22 and Cover,  Weirton,WV

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

     SU   Single User Retail Property

  On October 31, 2002, we loaned Walnut Capital Partners $53,000,000, secured by a first mortgage on these 19 Eckerd Drug Stores, which was repaid to us in connection with our acquisition of these properties. We purchased these properties with our own funds and acquired a new loan in the amount of $29,800,000, which was funded on January 9, 2003. The loan requires monthly interest payments based on an annual rate of 4.95% and matures in 2010.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase these properties with our own funds unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 01/13/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Eckerd Drug Store 915 Anderson Street Piedmont, SC	SU	2000	1,956,000	10,908	100	1	Eckerd Drug Store

Berry Town Center US 27 and Sand Mine Road Davenport, FL	D	To be built	8,118,000	61,421	--	--	--

The Overlook at King of Prussia 301 Goddard Boulevard King of Prussia, PA	NC	2002	57,000,000	186,980	100	5	Best Buy Nordstrom Rack Regal Entertainment Theatre (ground lease)

The Fountains 801 S. University Drive Plantation, FL	NC	1989	66,139,000 (1)	408,807	64	35	Marshall's

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

SU Single User Retail Property

D Development Project
  Initially, we will loan $52,500,000 to a developer, to be secured by a first mortgage on the property, who will purchase and redevelop this property. We well have the right to purchase this property after a year from the initial funding of the loan. We are currently negotiating the interest rate and other terms relating to the loan. We will not purchase this center until the occupancy has reached at least 85%.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of January 13, 2003, we had sold 58,729,275 shares in our third offering, resulting in gross proceeds of $586,695,276. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 13, 2003, we had incurred $51,224,820 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $535,470,456 of net proceeds from the sale of those 58,729,275 shares. An additional 3,411,910 shares have been sold pursuant to our Distribution Reinvestment Program as of January 13, 2003, for which we have received additional net proceeds of $32,413,152. As of January 13, 2003, we had repurchased 425,148 shares through our Share Repurchase Program resulting in disbursements totaling $3,948,493. As a result, our net offering proceeds from all offerings total approximately $1,144,013,285 as of January 13, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2002, we have incurred and paid property management fees of $3,233,783. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2002, we had incurred $3,293,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,400,000 are included in the purchase prices we have paid for all our properties purchased through January 13, 2003. As of January 13, 2003, we had invested approximately $919,338,000 in properties that we purchased for an aggregate purchase price of approximately $1,563,557,000, and we had invested approximately $48,500,000 in two notes receivable from developers of two shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of January 13, 2003, we had net offering proceeds of approximately $185,000,000 available for investment in additional properties. As of January 13, 2003, we have committed to the acquisition of an additional $828,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.